EXHIBIT 2.2
TENDER AND SUPPORT AGREEMENT
     THIS TENDER AND SUPPORT AGREEMENT, dated as of April 26, 2007, (“Agreement”), is made and entered into by and among DealerTrack Holdings, Inc., a Delaware corporation (“Parent”), DA Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (the “Purchaser”) and the persons and entities listed on Schedule A hereto (each, a “Stockholder” and, collectively, the “Stockholders”). Capitalized terms used herein shall have the meaning given to such terms in the Merger Agreement (as defined below).
          A. Parent, the Purchaser and Arkona, Inc. (the “Company”) propose to enter into an Agreement and Plan of Merger of even date herewith, as may be amended from time to time (the “Merger Agreement”). Capitalized terms used but not defined herein have the meanings ascribed thereto in the Merger Agreement.
          B. As of the date hereof, each Stockholder has investment and voting power with respect to the outstanding shares of Common Stock, par value $0.001 per share, of the Company set forth opposite such Stockholder’s name on Schedule A hereto (such shares together with any other shares of Common Stock acquired by Stockholder after the date hereof being collectively referred to herein as the “Stockholder Shares”).
          C. As of the date hereof, each Stockholder is the record and beneficial owner of the options and warrants to purchase Common Stock of the Company set forth opposite such Stockholders name on Schedule A hereto (such options and warrants being referred to herein as the “Options” and “Warrants”).
          D. In accordance with the Merger Agreement, the Purchaser has agreed to make, and Parent has agreed to cause the Purchaser to make, the Offer on the terms and subject to the conditions contained in the Merger Agreement.
          E. As a condition to its willingness to enter into the Merger Agreement and to cause the Purchaser to make the Offer, Parent has required that the Stockholders enter into this Agreement.
     In consideration of the mutual covenants and agreements contained herein and intending to be legally bound hereby, the parties agree as follows:
     1. Agreement to Tender and Vote.
               (a) Tender. In accordance with the Merger Agreement, the Purchaser shall make the Offer on the terms and subject to the conditions contained in the Merger Agreement. Provided this Agreement is in effect, each Stockholder hereby severally and not jointly agrees that such Stockholder will, within ten business days of the commencement of the Offer, exercise any Warrants held by such Stockholder and tender the Stockholder Shares held by such Stockholder into the Offer, pursuant to and in accordance with the terms of the Offer, and that provided this Agreement is in effect, it shall not withdraw any Stockholder Shares so tendered prior to the termination of the Offer. Provided this Agreement is in effect, each Stockholder also hereby severally and not jointly agrees that such Stockholder will, within one business day of receipt of a written request from Purchaser, exercise anyOptions held by such Stockholder and tender the Stockholder Shares issuable upon such exercise into the Offer, pursuant to and in accordance with the terms of the Offer, and that provided this Agreement is in effect, it shall not withdraw any Stockholder Shares so tendered prior to the termination of the Offer.

               (b) Voting. During the time this Agreement is in effect, at any meeting of the stockholders of the Company however called (or any action by written consent in lieu of a meeting) with respect to the Merger or the Merger Agreement or any adjournment thereof, each Stockholder hereby severally and not jointly agrees to vote all of the Stockholder Shares held by such Stockholder or cause them to be voted (i) in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant or any other obligation or agreement of the Company under the Merger Agreement or in a breach in any respect of any representation or warranty of the Company in the Merger Agreement; (iii) against any Acquisition Proposal; and (iv) against any other action that is intended or could reasonably be expected to impede, interfere with, delay, postpone or discourage the Offer or the Merger.
               (c) Each Stockholder hereby grants to each of Parent and Purchaser an irrevocable option to purchase any or all of the Stockholder Shares held by such Stockholder and any or all Stockholder Shares issued or issuable upon the exercise of any Options or Warrants, at any time or from time to time after the receipt by the Company or its Representatives of an Acquisition Proposal and prior to the one year anniversary of the termination of this Agreement for a purchase price equal to $1.38 per share in cash; provided, that each Parent and Purchaser hereby agree that the Option granted by each Stockholder herein shall not be exercised until the earlier of (i) a breach of this Agreement by such Stockholder, (ii) the termination of the Offer or (iii) the termination of the Merger Agreement.
     2. Representation and Warranties of the Parent and Purchaser. The Parent and the Purchaser each hereby jointly and severally represents and warrants to the Stockholders as follows:
               (a) Authority. Each of Parent and Purchaser has all requisite corporate power and authority to enter into this Agreement and the Merger Agreement and to consummate the transactions contemplated by this Agreement and the Merger Agreement. The execution and delivery of this Agreement and the Merger Agreement and the consummation of the transactions contemplated by this Agreement and the Merger Agreement by Parent and Purchaser have been duly authorized by all necessary corporate action on the part of each of Parent and Purchaser. This Agreement and the Merger Agreement have been duly executed and delivered by each of Parent and Purchaser and constitute the valid and binding obligation of each of Parent and Purchaser, enforceable against each of them in accordance with their terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles.
               (b) No Violations. The execution and delivery of this Agreement and the Merger Agreement by each of Parent and Purchaser do not, and the consummation by Parent and Purchaser of the transactions contemplated by this Agreement and the Merger Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation or by-laws of Parent or Purchaser, any contracts, agreements or understandings to which Parent or Merger Sub is a party or by which any of them or any of their properties or assets may be bound, or (ii) subject to compliance with the requirements specified in clauses (i) and (ii) of Section 2(c) of this Agreement, conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, Law, ordinance, rule or regulation applicable to Parent or Purchaser or any of its or their respective properties or assets, except in the case of clause (ii) of this Section 2(b) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, losses, penalties or Liens, and for any consents or waivers not obtained, that, individually or in the aggregate, are not reasonably likely to prevent or materially delay the consummation of the Merger or the transactions contemplated by this Agreement or the Merger Agreement.
               (c) Consents. Other than the filings and/or notices (A) contemplated by the Merger Agreement, (B) under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder and the Exchange Act and the rules and regulations promulgated thereunder, (C) required to be made with Nasdaq or the OTCBB, (D) of such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable Blue Sky Laws, (E) any filings that may be required under the HSR Act and (F) the notifications, consents, filings and approvals set forth in Section 5.02(c) of the Parent Disclosure Schedule, no notices, reports or other filings are required to be made by Parent with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent from, any Government Authority, in connection with the execution and delivery of this Agreement and the Merger Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to prevent or materially delay the consummation of the Merger or the transactions contemplated by the Merger Agreement or this Agreement.
               (d) Restriction. Parent (i) is a sophisticated entity and, by reason of its business and financial experience, and the business and financial experience of its management, is able to bear any financial risks associated with the purchase of the Stockholder Shares (including, without limitation, the total loss of the investment in the Stockholder Shares ), (ii) has adequate information to make an informed decision regarding the purchase of the Stockholder Shares and (iii) is not purchasing the Stockholder Shares with a view toward distribution. Parent and Purchaser understand that the Stockholder Shares have not been registered under the Securities Act of 1933 and may not be sold in the United States except pursuant to an effective registration statement, or pursuant to a duly available exemption from such registration requirements and that a legend may be placed on the certificates representing such Stockholder Shares evidencing such restrictions.
     3. Representations and Warranties of Stockholder. Each Stockholder hereby, severally and not jointly, represents and warrants to the Parent and the Purchaser as of the date hereof as follows:
               (a) Ownership of Shares. Such Stockholder owns of record and beneficially free and clear of any lien, security interest or encumbrance, other than pursuant to this Agreement, the number of Stockholder Shares set forth under the Stockholder heading “Shares” on Schedule A hereto and such shares constitute all of the outstanding Company Common Shares owned of record or beneficially by such Stockholder. Such Stockholder holds a right to acquire the number of Company Common Shares set forth under the heading “Shares Subject to Options/Warrants”) on Schedule A hereto (the “Option and Warrant Shares”) and such shares constitute all of the rights to acquire Company Common Shares owned by such Stockholder. Such Stockholder has sole voting power and sole power of disposition with respect to all of the Stockholder Shares set forth on Schedule A hereto, with no restrictions on such Stockholder’s rights of voting or disposition pertaining thereto (except under applicable securities laws).
               (b) Legal Capacity; Authority Relative to this Agreement. Such Stockholder has all necessary power and authority to execute and deliver this Agreement and to perform his obligations hereunder. This Agreement has been duly executed and delivered by such Stockholder and, assuming due and valid authorization, execution and delivery hereof by the

Parent and Purchaser, is a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.
               (c) Consents and Approvals; No Violations.
                    (i) Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act and the Securities Act, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are required to be obtained or made by such Stockholder in connection with the transactions contemplated hereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to prevent or delay such Stockholder’s performance of its obligations under this Agreement.
                    (ii) Neither the execution and delivery of this Agreement by such Stockholder, nor the performance by such Stockholder of its obligations hereunder, will, assuming that the authorizations, consents and approvals referred to in Section 3(c)(i) are obtained, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to such Stockholder or any of his properties or assets, or (B) violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, security interest or encumbrance upon any of the respective properties or assets of such Stockholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Stockholder is a party, or by which him or any of his properties or assets may be bound or affected, except for such violations, conflicts, breaches, defaults, losses, terminations of rights thereof, accelerations or creations which would not reasonably be expected to have a material adverse effect on the ability of such Stockholder to perform his obligations hereunder.
     4. Certain Covenants of the Stockholders. Except in accordance with the terms of this Agreement, each Stockholder hereby severally but not jointly covenants and agrees as follows:
               (a) Restriction on Transfer, Proxies and Non-Interference. While this Agreement is in effect, such Stockholder shall not (i) except as contemplated by this Agreement, sell, transfer, give, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of any of the Stockholder Shares (each of the foregoing, a “Transfer”), or (ii) grant any proxies, deposit any Stockholder Shares into a voting trust or enter into a voting agreement, power of attorney or voting trust with respect to any of the Stockholder Shares. For purposes of clarification, the foregoing does not prohibit the “net exercise” of an option or warrant to acquire Company Common Shares.
               (b) Additional Shares. While this Agreement is in effect, such Stockholder will promptly notify the Purchaser of the number of any new Company Common Shares acquired directly or beneficially by Stockholder, if any, after the date hereof. Any such shares shall become Stockholder Shares for purposes of this Agreement.

               (c) Subject to Sections 7.04(b), 7.04(c) and 7.04(d) of the Merger Agreement, which shall supersede any restrictions set forth herein, the Stockholder shall not authorize or permit, directly or indirectly, any of his financial advisors, accountants, attorneys, brokers, finders or other agents, advisors or representatives (each, a “Representative”) to, directly or indirectly, (i) initiate, solicit, encourage or knowingly take any other action to facilitate (including by way of furnishing information (other than public information widely disseminated through SEC Reports, press releases or other similar means) or assistance) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) initiate or participate in any discussions or negotiations, or furnish to any Person not a party to the Merger Agreement any information in furtherance of any inquiries that could reasonably be expected to lead to an Acquisition Proposal, or (iii) enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal (including any letter of intent, agreement in principle, memorandum of understanding, confidentiality agreement, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or intended to, or that would reasonably be expected to lead to, any Acquisition Proposal (other than a confidentiality agreement referred to in or permitted by Section 7.04(c) in the Merger Agreement), or that is intended or that could reasonably be expected to result in the abandonment, termination or failure to consummate the Merger or any other transaction contemplated by the Merger Agreement).
     5. Further Assurances. From time to time, at the request of any other party and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be reasonably required to consummate and make effective, the transactions contemplated by this Agreement.
     6. Certain Events. Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Stockholder Shares held by it and shall be binding upon any person or entity to which legal or beneficial ownership of such Stockholder Shares shall pass, whether by operation of law or otherwise, including such Stockholder’s administrators or successors. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Company Common Stock or other voting securities of the Company, the number of Stockholder Shares shall be deemed adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Company Common Stock or other voting securities of the Company issued to or acquired by each Stockholder.
     7. Termination. This Agreement shall terminate on the earliest to occur of (a) as to each Stockholder upon the purchase of all of the Company Common Shares beneficially owned by such Stockholder pursuant to the Offer, (b) the Effective Time or (c) the termination of the Merger Agreement, other than pursuant to Section 9.01(d), Section 9.01(e), Section 9.01(g) or Section 9.01(i) of the Merger Agreement, provided, that the provisions of Section 1(c) shall survive any termination pursuant to this subsection (c).
     8. (a) For and in consideration of the amount to be paid to each Stockholder pursuant to the Offer and this Agreement, each Stockholder, on behalf of itself and its assigns, heirs, beneficiaries, creditors, representatives, agents and affiliates (the “Releasing Parties”), hereby fully, finally and irrevocably releases, acquits and forever discharges the Company, Parent, Purchaser and their officers, directors, partners, general partners, limited partners, managing directors, members, stockholders, trustees, shareholders, representatives, employees, principals, agents, affiliates, parents, subsidiaries, joint ventures, predecessors, successors, assigns, beneficiaries, heirs, executors, personal or legal representatives, insurers and attorneys of any of them (collectively, the “Released Parties”) from any and all commitments, actions, debts, claims, counterclaims, suits, causes of action, damages, demands, liabilities, obligations, costs, expenses, and compensation of every kind and nature whatsoever, past, present, or future, at law or in equity, whether known or unknown, contingent or otherwise, which such Releasing Parties, or any of them, had, has, or may have had at any time in the past until and including the date of this Agreement against the Released Parties, or any of them (collectively, for the purposes of this Section 8, “Causes of Action”). In executing this Agreement, each Stockholder acknowledges that the sole exceptions to the scope of this release are for (i) claims arising after the date hereof directly under this Agreement and the Merger Agreement in accordance with their terms, (ii) claims arising in connection with unpaid salary, benefits, reimbursable expenses or accrued vacation, and (iii) claims arising in connection with such Stockholder’s rights pursuant to the Options and Warrants or with respect to such Stockholder’s employment or consulting relationship with a Released Party following the Effective Time.
               (b) Each Stockholder hereby represents to the Released Parties that such Stockholder (i) has not assigned any Causes of Action or possible Causes of Action against any Released Party, (ii) fully intends to release all Causes of Action against the Released Parties, and (iii) has consulted with counsel with respect to the execution and delivery of this general release and has been fully apprised of the consequences hereof. Furthermore, each Stockholder further agrees not to institute any litigation, lawsuit, claim or action against any Released Party with respect to the released Causes of Action.
               (c) Each Stockholder hereby represents and warrants that it has access to adequate information regarding the terms of this Agreement, the scope and effect of the releases set forth herein, and all other matters encompassed by this Agreement to make an informed and knowledgeable decision with regard to entering into this Agreement. Each Stockholder further represents and warrants that it has not relied upon the Company, Parent, Purchaser or the Released Parties in deciding to enter into this Agreement and has instead made its own independent analysis and decision to enter into this Agreement.
     9. Miscellaneous.
               (a) Entire Agreement. This Agreement and the fourth through seventh sentences of section 1(b) of that certain letter agreement dated February 16, 2007 between Parent, the Company and the Stockholders constitute the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
               (b) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that the Parent may assign, in its sole discretion, any or all of its rights hereunder to any direct or indirect wholly owned subsidiary of Parent; provided that any such assignment would not cause any delay in the consummation of the Offer or the Merger; and provided further that no such assignment shall relieve Parent of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.
               (c) Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

               (d) Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.
               (e) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any of its covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.
               (f) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
               (g) Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.
               (h) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.
               (i) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by overnight courier, by facsimile transmission with confirmation of receipt, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

(i) If to Parent or Purchaser, to	DealerTrack Holdings, Inc. 1111 Marcus Ave. Suite M04 Lake Success, NY 11042 Attention: General Counsel

with a copy to:	Goodwin Procter LLP Exchange Place Boston, MA 02109 Attention: Stuart M. Cable, Esq Kathy A. Fields, Esq. scable@goodwinprocter.com kfields@goodwinprocter.com

(ii) If to Stockholder to the address on the attached signature page with a copy to:	Parr Waddoups Brown Gee & Loveless 185 South State Street Suite 1300 Salt Lake City, UT 84111-1544 Attention: Bryan T. Allen bta@pwlaw.com or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).
               (j) Stockholder Capacity. Each Stockholder signs this Agreement solely in its capacity as the owner of the Stockholder Shares. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director of the Company in the exercise of his or her fiduciary duties as a director of the Company or prevent any director or officer of the Company from taking any action in his or her capacity as a director or officer of the Company.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

DEALERTRACK HOLDINGS, INC.

By:	/s/ Mark O’Neil

Name: Mark O’Neil
Title: Chairman, President and Chief Executive Officer

DA ACQUISITION CORP.

By:	/s/ Mark O’Neil

Name: Mark O’Neil
Title: President

ALAN RUDD

By:	/s/ Alan Rudd

Name: Alan Rudd
Address:
Fax No:

RICHARD HOLLAND

By:	/s/ Richard Holland

Name: Richard Holland
Address:
Fax No:

PAUL HENRIOD

By:	/s/ Paul Henriod

Name: Paul Henriod
Address:
Fax No:

Schedule A

		Shares
		Subject to
	Stockholder	Options or		Exercise
	Shares as of	Warrants as	Option/Warrant	Price
	April 26,	of April 26,	(identify	(identify
Stockholder	2007	2007	separately)	separately)
Alan Rudd	7,330,189	1,190,000	250,000 Options	$0.20
			940,000 Warrants	$0.20
Richard Holland	—	1,600,000	500,000 Options	$0.30
			1,100,000 Options	$0.20
Paul Henriod	2,015,151	1,409,092	909,092 Warrants	$0.33
			500,000 Warrants	$0.20